

July 29, 2015

Patrick Macken
Senior Vice President and General Counsel
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, Georgia 30024

> **Re: ARRIS International, Ltd.**
> **Registration Statement on Form S-4**
> **Filed July 2, 2015**
> **File No. 333-205442**

Dear Mr. Macken:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that any material non-public information shared by Pace with ARRIS during due diligence is currently included within this document. This would include any forecasts or projections provided to ARRIS or to its financial advisor.

2.   Please provide us with copies of any "board books" or similar materials furnished to board members in connection with the transaction. We may have further comments after we review these materials.

Summary

Reasons for the Combination, page 10

3.   You state that you expect that New ARRIS will have "a non-GAAP effective tax rate between 26% and 28% beginning in fiscal year 2016," which you indicate will be lower

than the current tax rate. Please revise to provide the current effective tax rate, and also explain how the non-GAAP effective tax rate compares to the GAAP effective tax rates, both current and expected.

4.   Revise to provide more balanced disclosure by also discussing the potential risks and negative factors related to the combination.

Risk Factors

Section 7874 may limit ARRIS' and its U.S. affiliates' ability to utilize . . . , page 25

5.   Please revise to clarify the potential size and extent of the financial impact of this restriction on the company's tax liabilities.

Reasons for the Combination, page 52

6.   We note that the Board considered the positive factor that the Combination will give you "the ability to invest in innovative technologies and customer responsiveness." Please expand your disclosure to include the Board's consideration of the substantial leverage and debt service obligations potentially impacting your business and financial results disclosed on page 27.

7.   On page 53, where you discuss the risks and uncertainties considered by the board, please revise to clarify that even under current law, the IRS could disagree that New ARRIS is a foreign corporation. We note the risk factor disclosing this risk on page 24.

Opinion of Evercore – Financial Advisor to ARRIS, page 54

8.   Please revise to disclose how the board took into account any financial analyses of Evercore that did not support Evercore's conclusion that the merger consideration was fair. In this regard, we note that the exchange ratio of the transaction fell below the implied exchange reference ratio range resulting from the Precedent Premia analysis discussed on page 62.

The Adjournment Proposal, page 97

9.   Please provide further detail as to any procedures or limitations for adjourning to solicit additional votes. For example, is there a minimum or maximum adjournment time?

10.   Revise to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

Unaudited Pro Forma Condensed Combined Financial Statements, page 101

11.   We note the following statement disclosed on page F-21 of Pace plc notes to the financial
       statements; "... a final dividend for 2014 of 4.75 cents per ordinary share, which amounts
       to $14.9 million (2013: $11.4 million) based on the ordinary shares as at the year-end was
       approved by Pace shareholders on 23 April 2015. This will be payable on 3 July 2015 to
       shareholders on the register at 5 June 2015, and has not been included as a liability in
       these Financial Statements." In regards to this statement, tell us if this dividend has been
       reflected in your unaudited pro forma condensed combined financial statements. If it has
       not been reflected in the unaudited pro forma condensed combined financial statements,
       tell us why. We note the dividend was for the year ended December 31, 2014.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 106

4. Pace – IFRS to U.S. GAAP Adjustments, page 109

12.   We refer to your adjustment 3 and 4 where you state the adjustments reflect "revenue
       previously recognized under IFRS that would otherwise be deferred in accordance with
       U.S. GAAP." However, the net effect of these adjustments is an increase to revenue, not
       a deferral of revenue recognized. Please explain in detail.

5. Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired,
       page 110

13.   We refer to your summary of the preliminary estimated fair values of net assets acquired
       on page 111. With regards to your working capital and other noncurrent liabilities, please
       tell us how these items are reflected in the unaudited pro forma condensed combined
       balance sheet. Revise your disclosure to allow readers to clearly understand your pro
       forma adjustments related to these items.

Management's Discussion and Analysis of Financial Conditions and Operations of Pace, page
       165

Financial Liquidity and Capital Resources, page 173

14.   We note based on disclosure on page F-25 that Pace's trade receivables balance increased
       from $422.7 million at December 31, 2013 to $843.2 million at December 31, 2014. In
       the liquidity section of Pace's MD&A please disclose the reason for the 99% increase in
       trade receivables.

Pace plc. Audited Financial Statements, page F-1

7. Taxations, page F-20

15.   Please explain what is included in "adjustment to temporary differences" of $15 million. Tell us why Pace did not include similar adjustments in the prior periods disclosed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: W. Brinkley Dickerson, Jr.
   Heather M. Ducat
   Troutman Sanders LLP